Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

July 7, 2008

Catalyst calls for action on major industry tax issue

Richmond, BC – Catalyst Paper’s 2008 property tax bill for its five BC divisions and head office came in at more than $30 million – almost the equivalent of the company’s capital spending budget for these divisions in 2008.

Catalyst has focused sharply on cost reductions, in part, to offset the huge appreciation of the Canadian dollar which eroded revenues by more than $500 million since 2002. This year, the company pared back capital spending to basic maintenance and select projects as it adjusted to a series of market and industry challenges.

“Reinvesting in our mills to better meet the requirements of a much more competitive world is very difficult in the current business climate. Coastal municipalities are over-taxing major industry (MI) and this puts jobs and local economies at risk,” said Richard Garneau, president and chief executive officer. “Elsewhere, paper mill taxes are based on services provided by the municipality rather than on assessed property values which, in our case, show major industry taxpayers heavily subsidize the residential class.”

2008 Mill Rates in Catalyst major operating communities (per $1,000 in assessed value)

Crofton		Elk Falls (Campbell River)		Port Alberni		Powell River
MI	Residential	MI	Residential	MI	Residential	MI	Residential

$48.57	$1.84	$43.85	$3.29	$58.97	$5.46	$40.90	$3.15

While Catalyst applauded recent provincial government action to reduce the school levy on major industry over a two-year period, the company continued to appeal for a provincial policy – such as a ratio and assessment cap – to accelerate corrections and create a long-term affordable property tax structure for all tax classes.

2008 BC Property Taxes Paid by Catalyst – $30.5 million

Crofton	Elk Falls (Campbell River)	Port Alberni	Powell River	Paper Recycling (Coquitlam)	Lower Mainland (Richmond/Surrey)

$8.5 M	$7.6 M	$6.5 M	$6.0 M	$1.4 M	$0.5 M

Catalyst mills pay double the BC industry average in property tax per tonne of production and approximately three times more per tonne than the North American average. In meetings with municipalities, Catalyst has pressed civic leaders to adopt the same fiscal and budget discipline as the company has shown.

In 2006, the BC Competition Council report called for property tax reform to bring major industry rates in the province closer to the level of other North American jurisdictions. Among the remedies proposed by the BC Competition Council was a provincial cap on the ratio by which industry and business taxes can exceed residential taxes.

The recommendations reflected the results of a study in 2003 that found the municipal major industry ratio in some BC communities with pulp and paper facilities was as high as 19.5 – well above the provincial average at the time of 6.0. That ratio increased to 26.4 in 2008 for Catalyst’s Crofton pulp and paper mill.

Catalyst is a leading producer of specialty printing papers and newsprint, headquartered in Richmond, British Columbia, Canada. The company also produces market kraft pulp and owns western Canada’s largest paper recycling facility. With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of production.  Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Affairs
604-247-4713